Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

October 21, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Stryve Foods, Inc.
Registration Statement on Form S-1 (Registration No. 333-282043)
Withdrawal and New Concurrence in Acceleration Request

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of Stryve Foods, Inc. (the “Company”), we hereby withdraw our prior letter dated October 17, 2024 to join the acceleration request of the Company for the above-referenced Registration Statement as of October 21, 2024.

We hereby instead concur in the request by the Company that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on Tuesday, October 22, 2024, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking